UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Third Quarter 2024 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

NOVA LTD. (Registrant) By: /s/ Guy Kizner ————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Third Quarter 2024 Financial Results

REHOVOT, Israel - Nov 7, 2024 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter, the three-month period ended September 30, 2024.

Third Quarter 2024 Highlights:

•	Record Quarterly revenue of $179.0 million, a 14% QoQ increase, exceeding the Company guidance and up 39% YoY.
•	Record GAAP net income of $51.3 million, or $1.60 per diluted share, exceeding the Company guidance, a 13% QoQ increase and up 51% YoY.
•	Record non-GAAP net income of $56.1 million, or $1.74 per diluted share, exceeding the Company guidance, an 8% increase QoQ, and up 41% YoY.
•	Record revenue for materials metrology driven by demand for leading edge capacity.
•	Record revenues from advanced packaging, driven by demand for dimensional and chemical metrology solutions.

GAAP Results (K)
	Q3 2024	Q2 2024	Q3 2023
Revenues	$178,974	$156,858	$128,808
Net Income	$51,279	$45,142	$33,689
Earnings per Diluted Share	$1.60	$1.41	$1.06

Non-GAAP Results (K)
	Q3 2024	Q2 2024	Q3 2023
Net Income	$56,056	$51,956	$39,405
Earnings per Diluted Share	$1.74	$1.61	$1.23

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova delivered another record quarter, exceeding the high end of the guidance in revenue and profit, with robust performance across all our product lines,” said Gaby Waisman, President and CEO. “Our solid results were driven by record sales for our materials metrology portfolio and the strong performance of our Optical CD solutions, fueled by an increasing demand for advanced nodes. With our fourth-quarter guidance established, Nova is set to outperform the WFE Index with an annual growth of approximately 28% at the mid-point.”

2024 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2024. Based on current estimates, management expects:

•	$181 million to $191 million in revenue

•	$1.51 to $1.70 in diluted GAAP EPS

•	$1.72 to $1.91 in diluted non-GAAP EPS

2024 Third Quarter Results

Total revenues for the third quarter of 2024 were $179.0 million, an increase of 14% compared with the second quarter of 2024 and an increase of 39% compared with the third quarter of 2023.

Gross margin in the third quarter of 2024 was 57%, compared with 59% in the second quarter of 2024 and 56% in the third quarter of 2023.

Operating expenses in the third quarter of 2024 were $52.1 million, compared with $46.9 million in the second quarter of 2024 and $38.1 million in the third quarter of 2023.

On a GAAP basis, the Company reported net income of $51.3 million, or $1.60 per diluted share, in the third quarter of 2024. This is compared with net income of $45.1 million, or $1.41 per diluted share, in the second quarter of 2024, and $33.7 million, or $1.06 per diluted share, in the third quarter of 2023.

On a non-GAAP basis, the Company reported net income of $56.1 million, or $ 1.74 per diluted share, in the third quarter of 2024. This is compared with net income of $52.0 million, or $1.61 per diluted share, in the second quarter of 2024, and $39.4 million, or $1.23 per diluted share, in the third quarter of 2023.

Conference Call Information

Nova will host a conference call today, November 7, 2024, at 8:30 a.m. Eastern Time, to discuss the Company’s third quarter 2024 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 7, 2024, at 11:30 a.m. Eastern Time until August 15, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 1869305
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	153,963	107,574
Short-term interest-bearing bank deposits	207,570	119,850
Marketable securities	239,570	216,258
Trade accounts receivable, net	114,386	111,256
Inventories	161,654	138,198
Other current assets	18,731	17,084
Total current assets	895,874	710,220
Non-current assets
Marketable securities	201,126	191,351
Interest-bearing bank deposits and restricted deposits	7,715	6,254
Deferred tax assets	27,159	23,583
Operating lease right-of-use assets	39,008	41,856
Property plant and equipment, net	69,260	66,874
Intangible assets, net	35,155	39,184
Goodwill	50,438	50,080
Other long-term assets	7,699	4,405
Total non-current assets	437,560	423,587
Total assets	1,333,434	1,133,807
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	198,648	197,678
Trade accounts payable	46,862	35,158
Deferred revenues	57,039	41,978
Operating lease current liabilities	6,442	6,703
Other current liabilities	58,559	41,294
Total current liabilities	367,550	322,811
Non-current liabilities
Operating lease long-term liabilities	36,249	39,762
Long-term deferred tax liability	9,452	10,574
Other long-term liabilities	12,863	9,908
Total non-current liabilities	58,564	60,244
Shareholders' equity	907,320	750,752
Total liabilities and shareholders' equity	1,333,434	1,133,807

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenues:
Products	143,638	99,971	379,804	300,929
Services	35,336	28,837	97,826	82,774
Total revenues	178,974	128,808	477,630	383,703
Total cost of revenues	77,641	56,567	200,475	164,538
Gross profit	101,333	72,241	277,155	219,165
Operating expenses:
Research and development, net	29,083	21,372	79,348	66,753
Sales and marketing	16,594	12,438	49,110	38,887
General and administrative	6,425	4,283	16,628	14,924
Total operating expenses	52,102	38,093	145,086	120,564
Operating income	49,231	34,148	132,069	98,601
Financing income, net	11,030	4,797	24,991	15,153
Income before taxes on income	60,261	38,945	157,060	113,754
Income tax expenses	8,982	5,256	23,779	15,512
Net income for the period	51,279	33,689	133,281	98,242

Earnings per share:
Basic	1.76	1.17	4.58	3.42
Diluted	1.60	1.06	4.15	3.09

Shares used in calculation of earnings per share (in thousands):
Basic	29,099	28,870	29,078	28,754
Diluted	32,238	31,983	32,303	32,033

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net income	51,279	33,689	133,281	98,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,886	2,772	8,707	7,588
Amortization of intangible assets	1,467	1,477	4,376	4,396
Amortization of premium and accretion of discount on marketable securities, net	(1,933)	(818)	(5,358)	(1,867)
Amortization of debt discount and issuance costs	326	324	970	960
Share-based compensation	6,194	4,571	18,860	12,632
Net effect of exchange rate fluctuation	(3,019)	2,589	(1,084)	4,345
Changes in assets and liabilities:
Trade accounts receivable, net	(19,859)	(9,258)	(2,855)	17,423
Inventories	(4,495)	6,173	(24,773)	(28,851)
Other current and long-term assets	(5,007)	(2,673)	(5,574)	(5,391)
Deferred tax, net	(2,524)	(1,713)	(4,873)	(6,056)
Operating lease right-of-use assets	964	1,150	3,109	2,791
Trade accounts payable	5,573	(9,452)	11,197	(16,725)
Deferred revenues	2,780	15,051	15,059	11,683
Operating lease liabilities	(536)	(2,050)	(4,035)	(5,312)
Other current and long-term liabilities	12,758	4,938	19,613	(1,680)
Accrued severance pay, net	123	(83)	124	(252)
Net cash provided by operating activities	46,977	46,687	166,744	93,926
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(7,240)	(52,415)	(89,256)	(61,025)
Investment in marketable securities	(65,264)	(68,737)	(211,812)	(166,877)
Proceeds from maturity of marketable securities	52,224	66,329	188,976	150,644
Purchase of property and equipment	(3,914)	(3,555)	(9,094)	(9,587)
Net cash provided by (used in) investing activities	(24,194)	(58,378)	(121,186)	(86,845)
Cash flows from financing activities:
Purchases of treasury shares	-	-	-	(112)
Proceeds from exercise of options	70	7	70	122
Net cash provided by financing activities	70	7	70	10
Effect of exchange rate fluctuations on cash and cash equivalents	757	(1,026)	761	(2,332)
Changes in cash and cash equivalents and restricted cash	23,610	(12,710)	46,389	4,759
Cash and cash equivalents and restricted cash -beginning of period	130,353	129,190	107,574	111,721
Cash and cash equivalents - end of period	153,963	116,480	153,963	116,480

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2024	June 30, 2024	September 30, 2023
GAAP gross profit	101,333	92,561	72,241
Stock-based compensation*	1,722	1,723	1,173
Amortization of acquired intangible assets	1,380	1,356	1,369
Non-GAAP gross profit	104,435	95,640	74,783
GAAP gross margin as a percentage of revenues	57%	59%	56%
Non-GAAP gross margin as a percentage of revenues	58%	61%	58%

GAAP operating income	49,231	45,618	34,148
Stock-based compensation*	6,194	6,294	4,571
Amortization of acquired intangible assets	1,467	1,441	1,477
Non-GAAP operating income	56,892	53,353	40,196
GAAP operating margin as a percentage of revenues	28%	29%	27%
Non-GAAP operating margin as a percentage of revenues	32%	34%	31%

GAAP net income	51,279	45,142	33,689
Stock-based compensation*	6,194	6,294	4,571
Amortization of acquired intangible assets	1,467	1,441	1,477
Amortization of issuance costs	326	322	324
Revaluation of operating lease and intercompany loans	(2,309)	(69)	423
Tax effect of non-GAAP adjustments	(901)	(1,174)	(1,079)
Non-GAAP net income	56,056	51,956	39,405

GAAP basic earnings per share	1.76	1.55	1.17
Non-GAAP basic earnings per share	1.93	1.79	1.36

GAAP diluted earnings per share	1.60	1.41	1.06
Non-GAAP diluted earnings per share	1.74	1.61	1.23

Shares used for calculation of earnings per share (in thousands):
Basic	29,099	29,048	28,870
Diluted	32,238	32,239	31,983

* Stock-based compensation for the three months ended Sep 30, 2024 included in – Cost of revenues - 1,722; Research and development, net – 2,735; Sales and marketing – 1,176; General and administrative – 561.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2024
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.51	1.70
Estimated non-GAAP items:
Stock-based compensation	0.20	0.20
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	1.72	1.91